Act: 33
Section: 2(a)(1)
Rule:
Public Availability: 7-31-03

July 31, 2003



03028771

NO ACT
P.E 7-25-03
132-2436

1258818

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Olohana Golf Club, Inc. ("Olohana")
Incoming Letter dated July 25, 2003

Based upon the facts presented, the Division will not recommend enforcement action to the Commission if Olohana, in reliance upon your opinion as counsel that registration is not required, offers and sells the described memberships in Olohana without registration under the Securities Act of 1933.

Because this position is based on the representations made to the Division in your letter, it should be noted that any different facts or conditions might require different conclusions. Moreover, this letter merely expresses the Division's position on enforcement action and does not purport to express any legal conclusions on the question presented.

Sincerely,

Kevin P. Hands
Attorney Advisor



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31 2003

Robert P. Giesen
Hillier & Associates, P.A.
Sanctuary Center
4800 North Federal Highway
Tower B, Suite 300
Boca Raton, Florida 33431

Re: Olohana Golf Club, Inc.

Dear Mr. Giesen:

In regard to your letter of July 25, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

HILLIER & ASSOCIATES, P.A.
ATTORNEYS AT LAW
SANCTUARY CENTRE
4800 NORTH FEDERAL HIGHWAY
TOWER B • SUITE 300
BOCA RATON, FLORIDA 33431
TELEPHONE (561) 367-0430
TELECOPIER (561) 362-8803

MICHELLE FISHER
GLENN A. GERENA
ROBERT P. GIESEN
DENNIS W. HILLIER
MARK D. HILLIER
MICHAEL P. SIM

July 25, 2003

RECEIVED
2003 JUL 29 AM 9:46
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Olohana Golf Club, Inc.

Dear Sir / Madam:

Olohana Golf Club, Inc., a Hawaii non-profit corporation, will own and operate certain golf course, clubhouse and related maintenance facilities located within the Mauna Lani Resort development on the Big Island of Hawaii as a private equity membership club (the "Club"). The Club proposes to offer equity memberships in the Club ("Equity Memberships") without registration under the Securities Act of 1933, as amended (the "Act").

On behalf of the Club, we are requesting confirmation that the Division of Corporation Finance of the Securities and Exchange Commission (the "Division") will not take any enforcement action if the Club offers the memberships and admits members into the Club in the manner and under the circumstances described below, without registration under the Act.

Facts

Club Facilities. When completed, the facilities of the Club (the "Club Facilities") will include the following:

- 18-hole championship golf course designed by Robert Trent Jones II and Tad Buchanan;
- Golf practice facilities, including a driving range, putting green and short game practice area;
- Clubhouse of approximately 3,000 square feet featuring a dining/grill room, pro shop and men's and women's locker rooms; and
- A golf maintenance facility and cart barn.

The Membership Program. The Club will primarily offer Equity Memberships. Certain persons acquiring an Equity Membership will be designated as "Founder Members" and their memberships will be designated as "Founder Memberships." The maximum number of Equity Memberships permitted to be issued in the Club is 383 with a maximum of 150 Founder Memberships. Tokyu Corporation, the prior owner of the land on which the golf course and other facilities will be constructed, has the right to acquire up to eight "Tokyu Memberships" pursuant to an agreement which will be binding on the Club. The Tokyu Memberships have the same rights and privileges as other regular Equity Memberships, including without limitation, refund rights and upon resignation will be reissued by the Club as Equity Memberships on the same basis as other Equity Memberships.

The Club will also offer up to 65 "Pauoa Beach Memberships." These memberships are in addition to the Equity Memberships and will be available to purchasers of property within the Pauoa Beach residential community which is located in the Mauna Lani resort development. A purchaser in Pauoa Beach who acquires an Equity Membership in the Club is entitled to receive Pauoa Beach Membership. The Pauoa Beach Membership is a non-equity, non-voting, non-refundable membership which is initially inactive. The Pauoa Beach Membership can be activated in the member's discretion upon resignation of the accompanying Equity Membership, subject to certain restrictions contained in the Olohana Golf Club Membership Plan on activation of Pauoa Beach Memberships. Once a Pauoa Beach Membership has been activated, the member is obligated to pay applicable dues, fees and charges with respect thereto.

Each person who acquires an Equity Membership will be entitled to use all of the Club Facilities. Equity Members will not be required to pay green fees for use of the golf facilities, but will be required to pay golf cart fees. Equity Members will be entitled to reserve golf starting times, if necessary, in accordance with the policies of the Club announced from time to time.

The immediate family of a member will be entitled to use the Club Facilities on the same basis as the member. A member's immediate family will include the member's spouse and their unmarried children, under the age of 26, living at home or attending school on a full-time basis.

The extended family of a member may use the Club Facilities upon payment of reduced fees established by the Club. The extended family shall include the parents, grandparents, grandchildren and children, who are married or 26 or older, of the member and his or her spouse and their respective spouses. The Club may modify or terminate this privilege and establish such rules with respect thereto as it may determine from time to time.

All members will be encouraged to invite guests to use the facilities of the Club upon payment of the applicable guest charges and subject to the Rules and Regulations of the Club.

For the convenience of members, a membership may be obtained in the name of a corporation, company, partnership, trust or other form of business entity or multiple ownership. The entity must designate one individual who will have the right to use the membership. Only the designated user and the designated user's immediate family may exercise the use privileges of a membership held by an entity. The designated individual may not be changed.

Founder Members will be entitled to special benefits not available to other Equity Members. These benefits are as follows: (i) recognition at the Club as a Founder Member, (ii) the ability to participate in an annual Founder Member Golf Tournament, and (iii) a 20% discount on pro shop merchandise.

Equity Members will be entitled to vote on certain matters more specifically identified in the membership plan documents. Each Equity Member is entitled to one vote on matters submitted to a vote of the Equity Members.

Upon dissolution of the Club, all of the property and assets of the Club after payment of its debts will be liquidated and distributed as provided under Hawaii law among all of the then existing Equity Members.

Each person who becomes an Equity Member of the Club will be required to pay a membership contribution to the Club in an amount determined by the Club from time to time. The membership contribution for a Founder Membership is $180,000. The membership contribution initially charged for regular Equity Memberships has not yet been determined, but will be less than the membership contribution payable by Founder Members. The amount of the membership contribution will be determined by the Club's Board of Directors from time to time, in consultation with H&H Olohana Marketing and Management Company, a Hawaii limited liability company (the "Company"), which is to market and sell the memberships on behalf of the Club as provided hereafter.

Memberships will not be transferable in the open market. Members will be permitted to transfer their memberships only through the Club. In general, the Club will be obligated to transfer the membership only after an individual acceptable to the Club has paid the required membership contribution and has been admitted as a replacement member. If a member resigns from the Club, the resigned membership will be placed on a waiting list and will be reissued on a first-resigned, first-reissued basis as follows:

(a) Prior to the initial issuance of all of the Equity Memberships in the Club, every fourth Equity Membership issued in the Club will be a resigned membership from the waiting list. The other three memberships issued will be from the Club's previously unissued Equity Memberships.

(b) After the initial issuance of all of the Equity Memberships in the Club, each membership issued in the Club will be a resigned Equity Membership from the waiting list.

As an exception to the general rule, a member who owns a home on the Big Island of Hawaii may arrange for the Club to transfer his or her membership to the subsequent purchaser of his or her home regardless of the resigned members' waiting list upon approval of the subsequent purchaser for membership and payment of the then current membership contribution.

Upon the death of an Equity Member, the membership automatically passes to the surviving spouse, if any. If the surviving spouse, if any, does not elect to continue the membership privileges or if there is no surviving spouse, the membership shall be surrendered to the Club. Thereafter, the Club will reissue the membership in the same manner as a resigned membership, whereupon the Club shall pay the estate of the deceased member, upon payment of the membership contribution by the successor member, the amount due as provided herein upon a transfer of a membership.

Upon reissuance of a resigned Equity Membership, the resigned member will be entitled to receive a refund equal to eighty percent (80%) of the amount of the membership contribution then charged by the Club for the Equity Membership. The Club can deduct from the amount of the refund any amount which the member owes the Club.

Each year, the Club will determine the amount of dues to be payable for the next membership year. Because the membership contribution initially charged to regular Equity Members will be less than that payable by Founder Members, Founder Members will, at least for a period of time, pay lower dues than regular Equity Members provided the Club is able to sell regular Equity Memberships. Dues shall be due and payable, in advance, on or before the first day of each month unless otherwise determined by the Club. The Club will retain all operating profits of the Club Facilities, if any. Members of the Club will be assessed prorata in the event of operating deficits. With respect to capital assessments, a majority of the members must vote in favor of a proposed capital assessment and the assessment will be prorated equally among the Equity Members. An exception to this rule is that assessments for extraordinary repairs and replacements can be levied by the Board without a vote of the members.

Each Equity Membership represents an ownership interest in the Club and Equity Members are entitled to vote on matters submitted to the Equity Members for a vote in accordance with the membership plan documents. However, inasmuch as the Club is a non-profit corporation, members of the Club will not be entitled to receive income, dividends or distributions from the operation of the Club. The Club's Articles of Incorporation will expressly so provide.

All prospective purchasers will be informed that memberships should not be viewed or acquired as investments and that the members should not expect to derive any economic profits from their memberships. Memberships may not be pledged or hypothecated by members other than with respect to a purchase money lien or security interest incurred as a result of becoming a member of the Club. The maximum return that any member could receive is eighty percent (80%) of the then current membership contribution charged by the Club for the membership.

Acquisition of Property; Construction of Club Facilities. The Club has entered into an Option Agreement with the present owner of the property (the "Seller") on which the Club Facilities are to be constructed (the "Club Property"). Pursuant to the Option Agreement, the

Club will be granted an option to buy the Club Property for certain consideration more specifically identified therein. A portion of this consideration is the payment by the Club to the Seller of twenty percent (20%) of each membership contribution received by the Club from the initial issuance of Equity Memberships numbered 171 through 375 (i.e., the 171st through the 375th Equity Membership initially issued in the Club ("Memberships 171-375")) and any Tokyu Memberships issued.

Prospective Founder Members will be obligated to execute a Founder Member Reservation and Purchase Agreement (the "Founder Member Agreement") in order to acquire a Founder Membership. Pursuant to the Founder Member Agreement, a prospective Founder Member is obligated to pay a deposit equal to $5,000. All Founder Member deposits will be held by Bank of Hawaii (the "Escrow Agent") in an escrow account (the "Escrow Account") maintained with the Escrow Agent pursuant to an Escrow Agreement for Membership Contributions (the "Escrow Agreement") by and among the Club, the Escrow Agent and the Company. At such time as the Club has received deposits from 150 prospective Founder Members, the Club will send a written notice to each prospective Founder Member and they will then have 15 days to pay the balance of the required Founder Membership contribution, or $175,000. If 150 Founder Memberships have not been sold and fully paid for by March 31, 2004, then all prospective Founder Members will be entitled to receive a refund of the amount paid for the Founder Membership without interest. This will be provided for in the Escrow Agreement. If the Club sells all 150 Founder Memberships within the allotted time period, the amount of money in the Escrow Account will be $27,000,000 excluding interest. The Club will enter into a construction contract with Isemoto Contracting Co. Ltd. (the "Contractor") pursuant to which the Contractor agrees to construct the 18-hole golf course, the golf practice facilities, the clubhouse and the maintenance facility and cart barn, which constitute all of the Club Facilities promised to the members of the Club.

The construction contract will be a "fixed price" contract meaning that the contractor is obligated to provide all of the labor and materials necessary to build and complete the Club Facilities for an agreed amount, which is set forth in the contract. This amount will be less than the amount on deposit in the Escrow Account. What is more, the Contractor will provide a payment bond and performance bond (the "Bonds") from Fidelity and Deposit Company of Maryland (the "Surety"), which essentially guarantees the Contractor's performance under the construction contract so that if the Contractor defaults thereunder, the Surety is obligated to cause the construction and completion of the Club Facilities. The Club will be authorized to enforce the Bonds.

The Escrow Agreement will provide that the funds in the escrow account can only be used to pay costs associated with the creation of the Club and the construction of the Club Facilities, such as legal fees, architect's fees, permit fees, consideration due to the Seller under the Option Agreement and other such indirect costs and construction costs to be paid to the Contractor under the construction contract. A detailed budget has been prepared which reflects all of the costs of creating the Club and developing the Club Facilities. The amount that will be on deposit in the Escrow Account after the successful conclusion of the offering of Founder Memberships will equal or exceed all of such costs.

Pursuant to the Escrow Agreement, the Escrow Agent will be authorized to pay amounts from the Escrow Account to the Contractor only against invoices for payment and a certificate indicating that the invoice covers labor and materials that have been incorporated into the Club Facilities (i.e., payments only for work in place).

Financial Strength and Experience of Participants. The financial strength and experience of the participants involved in the development of the Club is significant. The Contractor been in business for more than 76 years and has extensive experience in constructing golf courses and clubhouses, in particular, golf courses and clubhouses on the Big Island of Hawaii. The payment and performance bonds assuring the completion of the Club Facilities will be provided by the Surety, which has been in business for more than 100 years and has a net worth of $2 billion and an A.M. Best credit rating of Axv. The membership contributions will be held in escrow by the Escrow Agent. The Escrow Agent has been in business for more than 100 years and has a net worth of over $14 billion. The golf course architect for the Club, Robert Trent Jones, Jr., has significant experience in designing golf courses generally and in particular, on the Big Island of Hawaii. His company has designed over 200 courses, including two on the Big Island of Hawaii. The golf course architect has provided a written statement that the amount allocated to build the golf course in the construction contract is reasonable. The clubhouse architect for the Club, Hans Riecke, FAIA, has significant experience in designing clubhouses and has provided a written statement that the amount allocated for construction of the clubhouse in the fixed price construction contract is reasonable.

Marketing and Management Services. The Company will be retained by the Club to market and sell the Founder and other Equity Memberships and manage the operation of the Club Facilities pursuant to a Marketing Agreement and Management Agreement, respectively, between the Company and the Club. Pursuant to the Management Agreement, the Company will also oversee construction of the Club Facilities. The Company will be entitled to receive compensation for the services it is obligated to perform under the aforesaid agreements. In the case of the Marketing Agreement, the Company is entitled to be paid two and one-half percent (2.5%) of the amount of the membership contribution received by the Club from the initial sale of each Founder Membership and eight percent (8%) from the initial sale of each other Equity Membership in the Club. In the case of the Management Agreement, the Company is entitled to receive an annual management fee equal to $180,000 plus reimbursement of certain expenses incurred in the performance of its services under the agreement commencing upon opening of the Club Facilities.

Board of Directors. The Club will be governed by a Board of Directors. The number of directors will be at least three but not more than nine. Until the "First Board Election Date" (i.e., that date which is two years after the opening of the golf course for play), the Company will appoint the directors of the Club. Commencing on the First Board Election Date, the number of directors will be increased to nine. At that time, the Equity Members will elect all of the directors and the existing directors of the Club will resign. Among other powers of the Board of Directors, it will have the authority to set the membership contribution for an Equity Membership in the Club, set the amount of dues, fees and charges to be paid by members and levy operating assessments if need be. Furthermore, prior to the First Board Election Date, the

Board can amend the membership plan documents, provided that, in the case of any proposed amendment which is materially adverse to the rights of the Equity Members, the same must be approved by a majority of the votes entitled to be cast by the Equity Members and by the Company.

Following the First Board Election Date, any amendment to the Membership Plan Documents must be approved by a majority of the Board of Directors and a majority of the votes entitled to be cast by the Equity Members. Any amendment must also be approved by the Company, which approval cannot be unreasonably withheld, except that if the amendment could negatively impact the sale of Equity Memberships, the approval may be withheld by the Company in its sole discretion.

Proceeds from the initial sale of Equity Memberships numbered 151 through 170, i.e., the 151st through the 170th Equity Membership initially issued in the Club, net of the compensation due the Company under the Marketing Agreement referred to above, will be used to pay for operating expenses of the Club, capital improvements, repairs and replacements and/or to establish a reserve fund for future Club obligations.

Proceeds from the initial sale of Memberships 171-375 and any Tokyu Memberships which may be issued shall be applied as follows: (i) seventy two percent (72%) of each membership contribution shall be retained by the Club to pay for operating expenses, capital improvements, repairs and replacements and/or held in reserve for future Club obligations, (ii) twenty percent (20%) of each membership contribution received shall be paid to the Seller as consideration for the sale of the Club Property as previously provided and (iii)eight percent (8%) of each membership contribution will be paid to the Company as compensation required to be paid under the Marketing Agreement.

Discussion

It is our opinion for the reasons set forth below, that the memberships, if offered and sold by the Club in the manner described above, would not be "securities" as such term is used in Section 2(1) of the Act and, therefore, the offering of such memberships should not be required to be registered under Section 5 of the Act. This conclusion is based on the following facts:

(i) the Equity Memberships are transferable only to the Club,

(ii) the membership contribution required to purchase an Equity Membership is established by the Club and not by any direct negotiations between members of the Club,

(iii) the Equity Memberships may not be pledged or hypothecated except to secure purchase money obligations,

(iv) members of the Club will not be entitled to any dividends or other distributions of income from the Club,

(v) all Equity Members of the Club will be informed that Equity Memberships in the Club should not be viewed as investments and should be acquired only to use the Club Facilities, and

(vi) there will be assurance that the Club Facilities will be completed for those persons purchasing Equity Memberships in the Club, as provided above.

The membership materials will contain the following legend:

MEMBERSHIPS ARE BEING OFFERED EXCLUSIVELY FOR THE PURPOSE OF PERMITTING PERSONS ACQUIRING A MEMBERSHIP TO OBTAIN RECREATIONAL USE OF THE CLUB FACILITIES. MEMBERSHIPS SHOULD NOT BE VIEWED OR ACQUIRED AS AN INVESTMENT AND PERSONS PURCHASING A MEMBERSHIP SHOULD NOT EXPECT TO DERIVE ANY ECONOMIC PROFITS FROM MEMBERSHIP IN THE CLUB.

Section 2(1) of the Act (15 U.S.C. Section 77(b)(1)) provides that, unless the context otherwise requires:

> "security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, reorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security, certificate of deposit, or group of index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a "security", or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

Although a membership in a private recreational club is not literally set forth in the foregoing definition of "security", we have nevertheless considered whether the memberships may be regarded as the equivalent of "stock" or another form of "securities" in this instance.

The memberships to be offered and sold by the Club should not be treated as the equivalent of "stock" since they lack the basic characteristics traditionally associated with stock as described by the United States Supreme Court in Tcherepnin v. Knight, 389 U.S. 332, 339 (1967), and Landreth Timber Co. v. Landreth, 471 U.S. 681 (1985).

In Tcherepnin the Court identified the right to receive dividends contingent upon an apportionment of profits as the most common feature of stock. In Landreth the Court set forth several additional characteristics traditionally associated with stock including the following: (i) negotiability, (ii) the ability to be pledged or hypothecated, (iii) voting rights in proportion to the number of shares owned, and (iv) the ability to appreciate in value, 471 U.S. at 686 (citing United Housing Foundation, Inc. v. Forman, 421 U.S. 837, 851 (1975)).

The memberships in the Club bear no resemblance to stock as characterized in Tcherepnin and Landreth. The memberships do not have dividend or distribution of income rights and may not be pledged or hypothecated except to secure purchase money obligations. The memberships may only be transferred back to the Club and then only under certain limited circumstances. Although an Equity Membership conceivably could increase in value, the ability of a member to realize a "profit" upon any such appreciation is so restricted and contingent that it will not be part of the Club's solicitation effort and cannot reasonably form the basis of a profit motive to acquire a membership.

In addition, since the Club's obligation to repurchase an Equity Membership is contingent, such obligation coupled with the Equity Membership does not constitute a "note," "bond," "debenture" or other "evidence of indebtedness" in the sense that such terms are used in Section 2(1) of the Act.

Furthermore, the Equity Memberships to be offered in the Club should not be considered to be "investment contracts" or "instruments commonly known as securities" under the "economic realities" test as set forth in SEC v. W.J. Howey Co., 328 U.S. 293 (1946). An instrument constitutes an investment contract under the economic realities test only if "the scheme involves an investment of money with the expectation of profits to come solely from the efforts of others", Howey, 328 U.S. at 301. The Howey test, as explained by the Court in Forman, 421 U.S. at 852, "embodies the essential attributes that run through all of the Court's decisions defining a security".

The memberships to be offered in the Club should not be considered to be "investment contracts" or "instruments commonly known as a security" under the Howey test. While persons who acquire a membership in the Club do so in exchange for money, such persons will not have any reasonable expectation of profits. As such, the memberships should not be deemed to constitute investments contracts or instruments commonly known as a security. (See, Howey infra.)

Finally, the Supreme Court has suggested that the "risk capital" test, a test which was sometimes applied by certain courts in determining what is a "security," as first articulated in Silver Hills Country Club v. Sobieski, 55 Cal. 811, 361 P.2d 906 (1961), offers no useful analysis once a Howey analysis, as provided above, has been made; rather the "risk capital" approach . . . is virtually identical to the Howey test." Reves v. Ernst & Young, 494 U.S. 56, 64 (1990). This is so because the risk capital test requires that the seller solicit "risk capital for which to develop a business for profit." 361 P.2d at 908. In Silver Hills, a developer used the proceeds from the sale of memberships to fund the cost of constructing the club facilities without any assurance that the club facilities would be completed or that the membership proceeds would be returned in the event the club facilities were not completed. As such, the membership proceeds were subject to the risks of the enterprise. In the present case, the Club will have entered into a fixed price contract with the Contractor to build the Club Facilities. There will be sufficient proceeds in the Escrow Account to pay for all of the costs required to be paid to the Contractor under the construction contract. Furthermore, monies will not be released from the Escrow Account to the Contractor except upon receipt by the Escrow Agent of a certificate from the Contractor certifying to the Escrow Agent that the requested advance is for the payment of direct and indirect costs incurred solely in connection with the construction of the Club Facilities per the construction contract and that the Contractor is entitled to payment of the requested amount pursuant to the terms thereof. The Contractor is also obligated to submit a Contractor's Affidavit whereby the contractor certifies that all potential lienors under the construction contract have been paid in full and each potential lienor has delivered to the Contractor a partial lien waiver as required by applicable law. Additionally, the Contractor's obligation to construct the Club Facilities will be guaranteed pursuant to Bonds issued by the Surety for the benefit of the Club. The experience and financial wherewithal of the Contractor and Surety have been previously described. The experience of the golf course architect and the clubhouse architect have been previously described as well. Accordingly, the possibility that the Club Facilities will not be completed is extremely remote. Therefore, the present situation is not at all like the situation in Silver Hills where there was no assurance that the facilities would be completed. Given this, and the lack of a reasonable expectation of profit as set forth above, the offer and sale by the Club of memberships does not involve the solicitation of "risk capital" from which to develop a business for profit. Therefore, even under the risk capital test, the memberships would not be securities.

The Division has previously issued no-action letters where memberships were being offered without registration under similar circumstances. See ResidenSea Limited (available June 12, 2001), Pelican Isle Yacht Club Partners, Ltd. (available April 15, 1994), The Mar-a-Lago Club, Inc. (available November 23, 1993), Whale Rock Country Club, Inc. (available February 26, 1993) and Grasslands Golf & Country Club, Inc. (available April 13, 1990).

Equity memberships are considered to be securities for purposes of the California Securities Act. It is the intention of the Club to seek a permit from the California Department of Corporations to issue memberships in Olohana Golf Club. A permit will be obtained in California because it is anticipated that a significant number of memberships in the Club will be sold to California residents who maintain second homes on the Big Island of Hawaii. In this regard, the following language will be included in the Olohana Golf Club Membership Plan:

> Memberships in the Club may be deemed a security under California law. The Commissioner of Corporations of the State of California does not recommend or endorse the purchase of these securities.

In view of the foregoing, we respectfully request your confirmation that the Division will not take any enforcement action if the memberships in the Club are offered and sold in the manner described herein without registration.

The Club plans to commence offering memberships promptly upon receipt of a positive response from you. We respectfully request expedited review of this request. If, for any reason, you conclude that you cannot respond affirmatively to our request, we would appreciate the opportunity to discuss the matter with you prior to the preparation of your response and ask that you call the undersigned at (561) 367-0430.

Very truly yours,



Robert P. Giesen